MILLENNIUM INDIA ACQUISITION COMPANY INC.

330 E. 38th Street

Suite 46C

New York, New York 10016

July 6, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc.

Registration Statement on Form S-1

File No. 333-133189

Ladies and Gentlemen:

Pursuant to Rule 461(a), promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests acceleration of the effective date of their Registration Statement on Form S-1, as amended, heretofore filed under the Act (Registration No. 333-133189), so that the same will be declared effective on the date and at the time set forth below, or as soon thereafter as shall be practicable.

Very truly yours,

Millennium India Acquisition Company Inc.

By:	/s/ Jacob Cherian
F. Jacob Cherian President & Chief Executive Officer

Requested Effective Date:    July 10, 2006

Requested Time of Effectiveness:    4:00 p.m. Eastern Daylight Time